

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2011

Jing'an Wang
Chief Executive Officer
Huifeng Bio-Pharmaceutical Technology, Inc.
16B/F Ruixin Bldg., No. 25 Gaoxin Road
Xi'an, Shaanxi Province, China 710075

   Re: **Huifeng Bio-Pharmaceutical Technology, Inc.**
     Item 4.02 Form 8-K
     Filed February 17, 2011
     File No. 000-32253

Dear Mr. Wang:

  We have completed our review of your filing and do not have any further comments at this time.

       Sincerely,

       Staci Shannon
       Staff Accountant